

March 15, 2012

<u>Via E-Mail</u>
John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

> **Re: Alumina Limited**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed May 27, 2011**
> **File No. 001-10375**

Dear Mr. Bevan:

We have reviewed your letter dated February 3, 2012 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

AWAC Exploration and Mining Properties page 22

1.   We note your response to prior comment number 1. The disclosure in your 2010 annual report on Form 20-F indicates that your bauxite deposits may be exhausted well before the expiration of your mining rights. For instance, you disclose a mining right expiration of 2033 for your Suriname projects, yet in the notes to your AWAC Active Bauxite Interests you disclose that it is likely that your Suriname bauxite deposits will be exhausted within the next several years. Additionally we note your response to prior comment 6 in our letter dated September 23, 2011 in which you discuss timeframes associated with detailed assessments within a proposed mining area for development and

exploration. Considering your responses, please provide additional disclosure regarding the timeframes for which detailed assessments have been undertaken in order to provide investors with such information as to the suitability, adequacy, and productive capacity of your facilities and to avoid possible confusion between these timeframes and the length of your mining rights. You may wish to refer to Instruction 1(a) to Item 4.D of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding accounting comments. For engineering comments, please contact John Coleman at (202) 551-3610.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief